Exhibit 99.1

Global Cord Blood Corporation Reports Financial Results

for the Third Quarter and First Nine Months of Fiscal 2021

Added 17,802 New Subscribers in 3Q21

Conference Call to be Held on February 25, 2021, at 8:00 a.m. ET

HONG KONG, China, February 24, 2021 — Global Cord Blood Corporation (NYSE: CO) (“GCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced its unaudited financial results for the third quarter and first nine months of fiscal 2021, ended December 31, 2020.

Third Quarter Fiscal 2021 Highlights

•	Revenues decreased by 13.1% year-over-year (“YoY”) to RMB290.8 million ($44.6 million).
•	New subscribers and accumulated subscriber base were 17,802 and 882,982[1], respectively.
•	Gross profit decreased by 13.1% YoY to RMB245.9 million ($37.7 million). Gross margin remained at 84.6%, same as the prior year period.
•	Operating income decreased by 18.9% YoY to RMB124.0 million ($19.0 million). Operating margin decreased to 42.6% from 45.7% in the prior year period.
•	Operating income before depreciation and amortization (“non-GAAP operating income”2) decreased by 17.4% YoY to RMB136.3 million ($20.9 million).
•	Net income attributable to the Company’s shareholders decreased by 19.6% to RMB116.6 million ($17.9 million).
•	Net cash provided by operating activities was RMB145.0 million ($22.2 million).

Nine Month Fiscal 2021 Highlights

•	Revenues decreased by 7.0% YoY to RMB857.3 million ($131.4 million).
•	New subscribers and accumulated subscriber base were 52,678 and 882,982[1], respectively.
•	Gross profit decreased by 6.7% YoY to RMB724.3 million ($111.0 million).
•	Operating income decreased by 3.2% YoY to RMB396.6 million ($60.8 million).
•	Non-GAAP operating income[2] decreased by 3.0% YoY to RMB433.5 million ($66.4 million).
•	Net income attributable to the Company’s shareholders increased by 1.8% to RMB380.5 million ($58.3 million), mainly due to the increase in fair value of equity securities (“mark-to-market gains”).
•	Net cash provided by operating activities was RMB419.6 million ($64.3 million).

“Despite the ongoing challenges due to COVID-19, lower newborn numbers, and cautious consumer sentiment, we managed to recruit 17,802 new subscribers in the third quarter, keeping us on track to meet our annual target,” said Ms. Ting Zheng, Chief Executive Officer and Chairperson of GCBC. “Although the National Health Commission announced a new policy that no cord blood banking license applications would be accepted in 2021, new developments on industry regulations remain largely uncertain. As such, we must continue to communicate with regulatory bodies and remain vigilant regarding other changes that may arise within the industry. We intend to leverage our advantages as the industry leader to increase penetration in existing markets and seize available opportunities to expand our business and services.”

Summary — Third Quarter and Nine Months Ended December 31, 2019 and 2020

	Three Months Ended December 31,			Nine Months Ended December 31,
	2019	2020		2019	2020
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Revenues	334,733	290,798	44,567	921,572	857,318	131,389
Gross Profit	283,127	245,920	37,689	775,902	724,279	111,000
Operating Income[3]	152,873	123,957	18,997	409,694	396,627	60,785
Change in Fair Value of Equity Securities	8,047	6,003	920	10,983	30,107	4,614
Net Income Attributable to the Company’s Shareholders	145,013	116,570	17,865	373,710	380,513	58,315
Earnings per Ordinary Share (RMB/US$)
– Basic	1.19	0.96	0.15	3.07	3.13	0.48
– Diluted	1.19	0.96	0.15	3.07	3.13	0.48

Revenues Breakdown (%)
Processing Fees and Other Services	65.3%	56.8%		63.6%	57.3%
Storage Fees	34.7%	43.2%		36.4%	42.7%

New Subscribers (persons)	23,387	17,802		65,753	52,678
Total Accumulated Subscribers (persons)	815,000	882,982 [1]		815,000	882,982 [1]

Summary — Selected Cash Flow Statement Items

	Three Months Ended December 31,			Nine Months Ended December 31,
	2019	2020		2019	2020
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	156,031	144,988	22,222	534,042	419,631	64,313
Net cash used in investing activities	(139,806)	(5,996)	(919)	(145,035)	(17,316)	(2,654)
Net cash used in financing activities	—	—	—	(4,039)	(6,074)	(931)

Third Quarter Fiscal 2021 Financial Results

REVENUES. Revenues decreased by 13.1% YoY to RMB290.8 million ($44.6 million) in the third quarter of fiscal 2021, mainly due to a drop in new subscribers which resulted in lower revenues from processing fees and other services.

During the reporting quarter, the 2019 novel coronavirus (“COVID-19”) pandemic continued to affect the Company’s hospital channels and business operations. In addition, newborn numbers in the Company’s operating markets remained on a downward trend. These factors led to a 23.9% YoY decrease in new subscribers to 17,802. Revenues generated from processing fees and other services in the reporting quarter decreased by 24.4% YoY to RMB165.2 million ($25.3 million), representing 56.8% of total revenues compared to 65.3% in the prior year period.

As of December 31, 2020, the accumulated subscriber base had expanded to 882,9821. Revenues generated from storage fees increased by 8.0% YoY to RMB125.6 million ($19.3 million) in the reporting quarter.

GROSS PROFIT. Gross profit for the third quarter decreased by 13.1% YoY to RMB245.9 million ($37.7 million). As general cost reductions resulting from lower volumes were offset by higher costs associated with raw material and labor, gross margin remained at 84.6%, same as in the prior year period.

OPERATING INCOME. Operating income for the reporting quarter decreased by 18.9% YoY to RMB124.0 million ($19.0 million). Operating margin was 42.6% compared to 45.7% in the prior year period. Depreciation and amortization expenses for the third quarter were RMB12.3 million ($1.9 million), compared to RMB12.1 million in the prior year period. Non-GAAP operating income2 decreased by 17.4% YoY to RMB136.3 million ($20.9 million) in the reporting quarter.

Research and Development Expenses. As the Company continued to support science and technology advancement related to the utilization of cord blood stem cells through old and new collaborations, research and development expenses in the third quarter increased to RMB9.0 million ($1.4 million) from RMB6.4 million in the prior year period.

Sales and Marketing Expenses. During the reporting quarter, the Company enhanced its marketing and promotional efforts, resulting in higher advertising and promotional expenses. The impact was, however, partially offset by lower staff renumeration on the back of a smaller salesforce. As a result, sales and marketing expenses decreased by 9.1% YoY to RMB69.0 million ($10.6 million).

General and Administrative Expenses. General and administrative expenses decreased by 8.2% YoY to RMB44.0 million ($6.7 million) due to reduced staff costs and professional fees while partially offset by higher provisions. General and administrative expenses as a percentage of revenues was 15.1% compared to 14.3% in the prior year period.

OTHER INCOME.

Change in fair value of equity securities. In the reporting period, the Company recognized a mark-to-market gain of RMB6.0 million ($0.9 million), compared to a mark-to-market gain of RMB8.0 million in the prior year period. The changes were mainly attributable to the Company’s investments in equity securities.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. Income before income tax for the third quarter decreased by 18.9% YoY to RMB139.4 million ($21.4 million). Income tax expense for the third quarter was RMB21.2 million ($3.3 million). Net income attributable to the Company’s shareholders for the reporting quarter decreased by 19.6% YoY to RMB116.6 million ($17.9 million). Net margin for the reporting quarter was 40.1%.

EARNINGS PER SHARE. Basic and diluted earnings per ordinary share for the third quarter of fiscal 2021 was RMB0.96 ($0.15).

Nine Month Fiscal 2021 Financial Results

Total revenues for the first nine months of fiscal 2021 decreased by 7.0% YoY to RMB857.3 million ($131.4 million). The decrease was mainly due to the decline in new subscribers. Revenues from processing fees and other services decreased by 16.3% YoY to RMB491.1 million ($75.3 million), whereas revenues from storage fees increased by 9.2% YoY to RMB366.2 million ($56.1 million). Gross profit decreased by 6.7% YoY to RMB724.3 million ($111.0 million). Operating income decreased by 3.2% YoY to RMB396.6 million ($60.8 million). Non-GAAP operating income2 decreased by 3.0% YoY to RMB433.5 million ($66.4 million). Net income attributable to the Company’s shareholders improved by 1.8% to RMB380.5 million ($58.3 million). Basic and diluted earnings per ordinary share increased to RMB3.13 ($0.48). Net cash provided by operating activities in the first nine months of fiscal 2021 was RMB419.6 million ($64.3 million).

Corporate Developments

•                  On June 4, 2019, the Board of Directors of the Company (the “Board”) received a non-binding proposal letter (the “Cordlife Proposal”) from Cordlife Group Limited (“Cordlife”), a company listed on the Mainboard of the Singapore Exchange Securities Trading Limited (“SGX”), pursuant to which Cordlife proposed to combine its business with that of the Company, by way of a statutory merger.

According to the Cordlife Proposal, Cordlife would issue approximately 2,497.9 million ordinary shares at an issue price of SGD0.5 per ordinary share in exchange for all of the Company’s outstanding ordinary shares at $7.50 per ordinary share. Upon completion of the proposed transaction, the Company’s ordinary shares would be delisted from the New York Stock Exchange, and Cordlife ordinary shares would continue to trade on the SGX. On June 5, 2019, the Board formed a special committee of independent directors (the “Special Committee”), unaffiliated with Cordlife, to evaluate such proposal.

On November 11, 2019, the Company appointed Mr. Jack Chow as an independent non-executive director (“INED”) of the Board. Mr. Chow has extensive professional experience and a broad network in the finance and investment industry. He replaced Mr. Mark Chen as a member of the Audit Committee and Ms. Jennifer Weng as a member of the Special Committee. Mr. Chow also joined the Board’s Compensation Committee and Nominating and Corporate Governance Committee.

On February 6, 2020, the Company appointed Mr. Jacky Cheng as an INED of the Board. Mr. Cheng has extensive professional experience and knowledge of legal and compliance as well as Chinese laws. He joined as a member of both the Board’s Compensation Committee and the Company’s Special Committee. Currently, the Special Committee is composed of four members, including Mr. Mark Chen, Dr. Ken Lu, Mr. Jack Chow, and Mr. Jacky Cheng.

On February 11, 2021, the Company announced that the Board and the board of Cordlife have mutually agreed to discontinue any further discussions regarding the Cordlife Proposal.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Thursday, February 25, 2021, to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question-and-answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.globalcordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for seven days at the same URL above. Listeners can also access the call by dialing 1-646-722-4977 or 1-855-824-5644 for US callers, or +852-3027-6500 for Hong Kong callers, access code: 28530146#.

1 During the three months and nine months ended December 31, 2020, 17,802 and 52,678 new subscribers were recruited, respectively. During the three months and nine months ended December 31, 2020, the Company determined that the recoverability of 2,000 and 2,790 private cord blood units was remote; therefore, the Company terminated their subscription services according to the subscription contracts. Out of these prior private cord blood units, 1,600 and 2,390 prior private cord blood units were being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence, the net accumulated subscriber base was 882,982 as of December 31, 2020.

2 See exhibit 3 to this press release for a reconciliation of non-GAAP operating income to exclude the non-cash items related to the depreciation and amortization expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

3 The reported operating income for the three months ended December 31, 2019 and 2020 included depreciation and amortization expenses related to property, plant and equipment and intangible assets of RMB12.1 million and RMB12.3 million ($1.9 million), respectively. The reported operating income for the nine months ended December 31, 2019 and 2020 included depreciation and amortization expenses related to property, plant and equipment and intangible assets of RMB37.0 million and RMB36.9 million ($5.7 million), respectively.

Use of Non-GAAP Financial Measures

GAAP results for the three months and nine months ended December 31, 2020, include non-cash items related to depreciation and amortization expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About Global Cord Blood Corporation

Global Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the Company’s website at: http://www.globalcordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: the effects of the current COVID-19 outbreak, including the inability of the Company’s salesforce to return to work due to current lockdowns implemented in various cities in the PRC and the imposition by some hospitals in the PRC of restrictions on entrance to solely to hospital staff and patients; levels of consumer confidence in the healthcare services sector generally in the PRC as a result of the outbreak; the length of the COVID-19 outbreak and severity of such outbreak across the globe; the pace of recovery following the COVID-19 outbreak; continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of legislative developments in the U.S. affecting listed issuers whose independent registered public accounting firms are based in China and not subject to U.S. Public Company Accounting Oversight Board inspections, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions, and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the period ended December 31, 2020 were made at the noon buying rate of RMB6.5250 to $1.00 on December 31, 2020 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Global Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and December 31, 2020

	March 31,	December 31,
	2020	2020
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	5,473,373	5,867,754	899,274
Accounts receivable, less allowance for doubtful accounts (March 31, 2020: RMB111,869; December 31, 2020: RMB124,205 (US$19,035))	104,251	128,962	19,765
Inventories	43,758	57,095	8,750
Prepaid expenses and other receivables	44,785	57,231	8,771
Total current assets	5,666,167	6,111,042	936,560
Property, plant and equipment, net	522,679	508,924	77,996
Operating lease right-of-use assets	4,548	5,573	854
Non-current deposits	347,360	343,006	52,568
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2020: RMB71,421; December 31, 2020: RMB70,125 (US$10,747))	160,031	202,658	31,059
Inventories	85,109	90,132	13,813
Intangible assets, net	92,823	89,357	13,695
Investment in equity securities at fair value	101,306	121,951	18,690
Other equity investment	189,129	189,129	28,985
Deferred tax assets	50,701	53,794	8,244
Total assets	7,219,853	7,715,566	1,182,464

LIABILITIES
Current liabilities
Accounts payable	19,992	9,743	1,493
Accrued expenses and other payables	113,989	128,233	19,653
Operating lease liabilities	1,717	3,116	478
Deferred revenue	402,751	423,350	64,881
Income tax payable	32,329	27,038	4,144
Total current liabilities	570,778	591,480	90,649
Non-current deferred revenue	2,289,762	2,367,446	362,827
Non-current operating lease liabilities	1,782	195	30
Other non-current liabilities	450,900	473,990	72,642
Deferred tax liabilities	18,140	16,990	2,604
Total liabilities	3,331,362	3,450,101	528,752

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 and 121,551,075 shares issued and outstanding as of March 31 and December 31, 2020, respectively	83	83	13
Additional paid-in capital	2,101,582	2,101,582	322,082
Treasury stock, at cost (March 31 and December 31, 2020: 136,899 shares, respectively)	(2,815)	(2,815)	(431)
Accumulated other comprehensive losses	(94,663)	(103,593)	(15,876)
Retained earnings	1,877,940	2,258,453	346,122
Total equity attributable to Global Cord Blood Corporation	3,882,127	4,253,710	651,910
Non-controlling interests	6,364	11,755	1,802
Total equity	3,888,491	4,265,465	653,712
Total liabilities and equity	7,219,853	7,715,566	1,182,464

EXHIBIT 2

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Nine Months Ended December 31, 2019 and 2020

	Three months ended December 31,			Nine months ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)
Revenues	334,733	290,798	44,567	921,572	857,318	131,389
Cost of revenues	(51,606)	(44,878)	(6,878)	(145,670)	(133,039)	(20,389)
Gross profit	283,127	245,920	37,689	775,902	724,279	111,000
Operating expenses
Research and development	(6,404)	(8,985)	(1,377)	(17,504)	(18,283)	(2,802)
Sales and marketing	(75,936)	(68,994)	(10,574)	(201,453)	(178,178)	(27,307)
General and administrative	(47,914)	(43,984)	(6,741)	(147,251)	(131,191)	(20,106)
Total operating expenses	(130,254)	(121,963)	(18,692)	(366,208)	(327,652)	(50,215)
Operating income	152,873	123,957	18,997	409,694	396,627	60,785
Other income, net
Interest income	6,350	7,190	1,102	19,072	22,767	3,489
Foreign currency exchange gains/(losses)	26	75	11	(164)	183	28
Change in fair value of equity securities	8,047	6,003	920	10,983	30,107	4,614
Dividend income	—	—	—	507	1,281	196
Others	4,515	2,152	330	5,277	5,070	777
Total other income, net	18,938	15,420	2,363	35,675	59,408	9,104
Income before income tax	171,811	139,377	21,360	445,369	456,035	69,889
Income tax expense	(25,644)	(21,220)	(3,252)	(67,207)	(70,131)	(10,748)
Net income	146,167	118,157	18,108	378,162	385,904	59,141
Net income attributable to non-controlling interests	(1,154)	(1,587)	(243)	(4,452)	(5,391)	(826)
Net income attributable to Global Cord Blood Corporation’s shareholders	145,013	116,570	17,865	373,710	380,513	58,315

Earnings per share:
Attributable to ordinary shares
- Basic	1.19	0.96	0.15	3.07	3.13	0.48
- Diluted	1.19	0.96	0.15	3.07	3.13	0.48

Other comprehensive losses, net of nil income taxes
- Foreign currency translation adjustments	(30,953)	(4,289)	(657)	(7,800)	(8,930)	(1,369)
Comprehensive income	115,214	113,868	17,451	370,362	376,974	57,772

Comprehensive income attributable to non-controlling interests	(1,154)	(1,587)	(243)	(4,452)	(5,391)	(826)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	114,060	112,281	17,208	365,910	371,583	56,946

EXHIBIT 3

GLOBAL CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months and Nine Months Ended December 31, 2019 and 2020

	Three months ended December 31,			Nine months ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
GAAP amount of operating income	152,873	123,957	18,997	409,694	396,627	60,785
Depreciation and amortization expenses[4]	12,140	12,297	1,885	37,040	36,919	5,658
Non-GAAP operating income	165,013	136,254	20,882	446,734	433,546	66,443

4 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets respectively.